Exhibit 99.3

Skillful Craftsman Announces Financial Results for The First Six Months

of Fiscal Year 2021

14% year-over-year revenue growth
28% year-over-year total fee-paying members growth

WUXI, China, January 14, 2021 (GLOBE NEWSWIRE) -- Skillful Craftsman Education Technology Ltd. (“the Company”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, today announced its financial results for the first six months of fiscal year 2021 ended September 30, 2020.

First Six Months of Fiscal Year 2021 Financial and Operational Highlights

All financial figures are in US Dollars unless otherwise noted.

•	Revenue was $15.3 million, compared with $13.4 million for the same period of last year, representing a 14% increase.

•	Gross profit was $8.5 million, compared with $8.1 million for the same period of last year, representing a 5% increase.

•	Gross profit margin was 55%, compared with 60% for the same period of last year.

•	Net income was $4.39 million, compared with $5.13 million for the same period of last year. The decrease was due in part to one-time expense related to the Company’s initial public offering (“IPO”).

•	Basic and diluted earnings per share were $0.44, compared with $0.57 for the same period of last year.

•	Total fee-paying members[1] reached 3.28 million, compared with 2.57 million during the same period of last year, representing a 28% increase.

1 Number of fee-paying members is defined as the total number of members that are paying fees for accessing our platforms as of the end of the applicable period.

Mr. Xiaofeng Gao, Chairman and CEO of Skillful Craftsman Education Technology Ltd., commented, “We are excited to announce our strong results for the first six months of fiscal year 2021 ended September 30, 2020. Our revenue increased by 14% to $15.3 million, from $13.4 million for the same period of last year and our total fee-paying members increased by 28% to 3.28 million, compared with 2.57 million during the same period of last year. We believe the results demonstrate the resilience of our business, the experience of our senior management team, and our commitment to quality service. As an education technology company, we strive to optimize our service and diversify our offerings to meet the evolving needs of the market. We believe that the current business climate, which encourages remote learning, will enhance our business growth more than ever. We have been pursuing our business strategies to expand course offerings in tune with industry trends and national policies, integrate online and offline resources for virtual simulation experimental training, offer professional development-related services and develop mobile app and WeChat interfaces for our online learning platform. We believe we are well-positioned in the turbulent market environment to optimize our revenue structure and strategically explore opportunities to create more value for all of our shareholders.”

First Six Months of Fiscal Year 2021 Financial Results

All figures refer to the first six months of fiscal year 2021 ended September 30, 2020 unless otherwise stated

Revenue

Revenue increased by 14% to $15.3 million, from $13.4 million for the same period of last year.

Cost of Revenue

Cost of revenue increased by 28% to $6.83 million, from $5.35 million for the same period of last year. The increase was mainly caused by the increase of resource usage fee by $0.35 million and website maintenance fee by $0.48 million. In addition, the depreciation expenses of server hardware also increased by $0.6 million.

Gross Profit and Gross Margin

Gross profit increased by 5% to $8.5 million, from $8.1 million for the same period of last year.

Gross margin decreased by 5 percentage points to 55%, from 60% for the same period of last year.

Operating Expenses

Operating expenses increased by 90% to $2.38 million, from $1.25 million for the same period of last year.

Sales and marketing expenses increased by 13% to $0.88 million, from $0.78 million for the same period of last year. This increase was mainly due to Telecommunications service fees, which increased by $0.21 million as the Company expanded their network and service systems.

General and administrative expenses increased by 217% to $1.50 million, from $0.47 million for the same period of last year. This increase was primarily caused by higher employee compensation and welfare expenses and particularly an increase of $0.54 million in salary and fee expenses of independent directors, senior executives and employees related to the IPO. The service fee also increased by $0.27 million due to the success of IPO. The Company also recorded research and development expenses in general and administrative expenses of $0.24 million, compared with $0.10 million for the same period of last year.

Income Before Tax

Income before tax expense decreased by 11% to $6.14 million, from $6.86 million for the same period of last year.

Net Income

Net income decreased by 14% to $4.39 million, from $5.13 million for the same period of last year.

Basic and diluted earnings per share were $0.44, compared with $0.57 for the same period of last year.

Cash and Cash Equivalents

As of September 30, 2020, the Company had cash and cash equivalents of $17.5 million, compared with $11.9 million as of March 31, 2020.

Cash Flow

Net cash generated from operating activities was $6.58 million, compared with $6.78 million for the same period of last year.

Net cash used in investing activities was $14.24 million, compared with $5.73 million for the same period of last year.

Net cash generated from financing activities was $13.24 million, compared with nil for the same period of last year.

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. As of March 31, 2020, the Company had 68.5 million total registered members, of which 3.1 million are fee-paying members. For more information, please visit: ir.kingwayup.com

Safe Harbor Statement

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Such risks, uncertainties, and other factors include, but are not limited to, our ability to improve launch and leverage new technologies and cooperative relationships or anticipate market demand in a timely or cost-effective manner, and those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in our Annual Report on Form 20-F. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of
	September 30, 2020	March 31, 2020
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$17,450,639	$11,931,714
Accounts receivable, net	103,069	78,785
Prepayments and other current assets	1,119,333	1,963,102
Other investments	8,000,000	-
Total current assets	26,673,041	13,973,601
Non-current assets
Property and equipment, net	15,212,700	12,324,125
Intangible assets, net	19,146,875	19,294,740
Long-term prepayments and other non-current assets	68,526	97,035
Total non-current assets	34,428,101	31,715,900
TOTAL ASSETS	$61,101,142	$45,689,501

Current liabilities
Accounts payable	$99,264	$249,086
Taxes payable	330,189	543,600
Amounts due to a related party	509,012	-
Other payables	996,436	227,525
Deferred revenue-current	12,250,372	16,736,365
Total current liabilities	14,185,273	17,756,576
Non-current liabilities
Deferred revenue-non-current	1,597,510	50,877
Total non-current liabilities	1,597,510	50,877
TOTAL LIABILITIES	$15,782,783	$17,807,453
COMMITMENTS AND CONTIGENCIES		-
SHAREHOLDERS’ EQUITY:
Ordinary shares, 500,000,000 shares authorized; par value $0.0002 per share; 12,000,000 and 9,000,000 shares issued and outstanding as of 30 September, 2020 and 31 March, 2020, respectively	2,400	1,800
Additional paid-in capital	13,415,987	1,619,774
Statutory reserve	745,590	745,590
Retained earnings	31,313,865	26,921,172
Accumulated other component of equity:
Foreign currency translation reserve	(159,483)	(1,406,288)
TOTAL SHAREHOLDERS’ EQUITY	45,318,359	27,882,048
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$61,101,142	$45,689,501

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the six months ended September,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$15,313,780	$13,420,883
Cost of revenue	(6,826,879)	(5,350,363)
Gross profit	8,486,901	8,070,520

Operating expenses:
Selling and marketing expenses	(879,812)	(776,903)
General and administrative expenses	(1,499,774)	(473,802)
Total operating expenses	(2,379,586)	(1,250,705)
Income from operations	6,107,315	6,819,815
Interest income	30,292	41,692
Others, net	(909)	(3,345)
Income before income taxes	6,136,698	6,858,162
Income tax expense	(1,744,005)	(1,724,099)
Net income	$4,392,693	$5,134,063

Other comprehensive income/(loss):
Foreign currency translation adjustment	1,246,805	(1,020,318)
Total comprehensive income	5,639,498	4,113,745

Net earnings per ordinary share, basic and diluted	0.44	0.57
Weighted average number of ordinary shares, basic and diluted	10,000,000	9,000,000

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the six months ended September 30,
	2020	2019
Cash flows from operating activities
Net income	$4,392,693	$5,134,063
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,657,961	1,069,520
Amortization of intangible assets	3,157,605	3,104,576
Loss on disposals of property and equipment	-	7,002
Changes in operating assets and liabilities:
Accounts receivables	(24,284)	365,396
Prepayments and other current assets	(602,972)	(388,049)
Long-term prepayments and other non-current assets	28,509	(291,606)
Accounts payable	(149,822)	18,224
Amounts due to a related party	509,012	-
Deferred revenue	(2,939,360)	(1,732,645)
Other payables	768,911	187,950
Taxes payable	(213,411)	(692,252)
Net cash generated from operating activities	6,584,842	6,782,179

Cash flows from investing activities
Purchases of property and equipment	(3,988,249)	(1,682,416)
Purchases of intangible assets	(2,254,100)	(4,043,574)
Purchases of other investments	(8,000,000)	-
Net cash used in investing activities	$(14,242,349)	$(5,725,990)

Cash flows from financing activities
Proceeds from IPO net off IPO expenses	13,243,554	-
Net cash flows generated from financing activities	13,243,554	-

Effects of foreign currency translation	(67,122)	539,066

Net increase in cash and cash equivalents	5,518,925	1,595,255
Cash and cash equivalents at beginning of period	11,931,714	10,362,283
Cash and cash equivalents at end of period	$17,450,639	$11,957,538

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$1,974,038	2,327,558